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Resident Hong Kong Partners

Davis Polk & Wardwell	852 2533 3300 tel	Karen Chan †	Martin Rogers †
Hong Kong Solicitors		Yang Chu †	Patrick S. Sinclair*
The Hong Kong Club Building		James C. Lin*	Miranda So*
3A Chater Road		Gerhard Radtke*	James Wadham†
Hong Kong
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

June 8, 2021

Re:                             Atour Lifestyle Holdings Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 13, 2021
CIK No. 0001853717

Confidential

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 4, 2021 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on May 13, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filling its Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company is, concurrently with the Registration Statement, filing the draft registration statement on Form F-1 initially confidentially submitted on April 9, 2021 and the amendment thereto that was previously submitted for the non-public review of the Staff. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

Subject to market conditions and the review of the Staff, the Company currently plans to file an amendment to the Registration Statement containing the estimated offering size and price range on or around June 22, 2021 and commence marketing activities shortly thereafter.  The Company would appreciate the Staff’s continued assistance to help the Company meet this timeline.

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Corporate History and Structure, page 80

1.              Please address the following with respect to your response to prior comment 2:

•                  Provide us with, and disclose, a more detailed discussion of the steps taken to effect your reorganization. Your response and disclosure should include a detailed discussion of each step taken, the names of each party involved in each specific step, the relationship between the parties in each step, the number and value of each specific security transferred and the date each step took place or is expected to take place.

The Company respectfully submits that the Restructuring was completed on May 17, 2021. To address the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement to include a detailed discussion of the steps taken to effect the Restructuring.

•                  Provide us with a detailed analysis explaining how you determined the reorganization transaction should be accounted for as a reverse merger with Atour Shanghai as the accounting acquirer with references to all relevant accounting literature.

The Company respectfully advises the Staff that the Restructuring was consummated to facilitate the listing of the Company’s shares and did not involve a business combination, as Atour Lifestyle was merely a shell company with nominal net assets prior to the Restructuring.

As described on page 80 of the Registration Statement, the Restructuring was effected in preparation of this offering such that each Existing Equityholder of Atour Shanghai prior to the Restructuring would receive the same number of ordinary shares of Atour Lifestyle identical to the amounts of their respective equity interests in Atour Shanghai on a one-to-one basis.

Prior to the Restructuring, Atour Shanghai is a private operating company that conducts the Group’s business in China. Atour Lifestyle is a shell company incorporated in the Cayman Islands with nominal assets and liabilities and had no operations immediately before the Restructuring. As a result, for financial reporting purposes the Restructuring is determined and accounted for as a reverse recapitalization of Atour Shanghai, similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. The Company notes that the accounting treatment is consistent with the guidance set out in SEC Financial Reporting Manual Topic 12: Reverse Acquisitions and Reverse Recapitalizations, 12100, which states that the acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The Staff considers a public shell reverse acquisition a capital transaction in substance, rather than a business combination.

The Company respectfully advise the Staff that the Restructuring involved multiple steps in order to comply with the relevant PRC foreign exchange regulatory requirements, and that such process was completed in May 2021.  The substance of the Restructuring, however, involved the exchange of the ordinary shares of Atour Shanghai (in the form of the surrender of equity interests of Atour Shanghai by the relevant Equityholders of Atour Shanghai) with the Company’s ordinary shares substantially in proportion to their respective ownership interests in Atour Shanghai.  For PRC foreign exchange regulatory reasons (which were administrative in nature), it was not possible to complete the relevant transactions simultaneously.  Instead, the Restructuring involved the Equityholders of Atour Shanghai first surrendering their interests in Atour Shanghai onshore and subsequently receiving (through their affiliates as applicable) ordinary shares of the Company offshore.  To facilitate the Restructuring, certain warrants were issued as further explained in the Company’s submission to the Staff on May 13, 2021.  As of March 31, 2021, the Restructuring was substantially completed with all former equity holders of Atour Shanghai having surrendered their equity interests in Atour Shanghai, and Atour Lifestyle, or the Company, becoming the ultimate holding company of Atour Shanghai.  The final step of the Restructuring was completed on May 17, 2021 with the Company consummating the issuance of its Class A ordinary shares to all relevant former Equityholders of Atour Shanghai.

The Company has applied the guidance set out in ASC805-40-45-1 and 45-2 to the presentation of financial statements for reverse acquisitions by analogy, and presents the financial statements of the combined entity as a continuation of the financial statements of Atour Shanghai.  In particular, the Company became the ultimate holding company of Atour Shanghai during the three months ended March 31, 2021. Although the final step of the Restructuring was not completed until May 2021, there were no substantive changes in the rights of the equity holders of Atour Shanghai, including the preference rights where applicable, before and after the surrendering of their shares onshore and receiving of the Company’s ordinary shares offshore.

•                  In your response you state that the capital structure reflected in the financial statements of Atour Lifestyle Holdings Limited represents the capital structure of Atour Shanghai prior to the reorganization. Please tell us how your presentation is consistent with ASC Topic 805-40-45-1.

The Company respectfully advises the Staff that the Company has applied the guidance set out in ASC805-40-45-1 and ASC805-40-45-2 by analogy, to present the financial statements of the combined entity as a continuation of the financial statements of Atour Shanghai and retrospectively adjust the consolidated financial statements to reflect the legal capital of legal parent (Atour Lifestyle) as further described below.

For its capital structure, the consolidated financial statements reflect:

(1) The retained earnings and other equity balances of the legal subsidiary (Atour Shanghai) before the reverse recapitalization; and

(2) The equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (Atour Lifestyle), including the equity interests the legal parent (Atour Lifestyle) issued to affiliates of the former Equityholders of Atour Shanghai to effect the reverse recapitalization.

As described on page 80 of the Registration Statement, concurrently with the surrender of the equity interests of Atour Shanghai by certain Equityholders in February and March 2021, Atour Lifestyle issued warrants to the affiliates of these Equityholders to ensure they continue to retain the same shareholder rights during the interim period until the corresponding ordinary shares of the Company were issued to their affiliates. The warrant arrangements were contemplated solely to facilitate the completion of the Restructuring. Specifically, these Equityholders were required to complete certain PRC foreign exchange regulatory procedures (which were administrative in nature) before their offshore affiliates were permitted to acquire the ordinary shares of Atour Lifestyle. The warrants, in substance, served the purpose of allowing these shareholders to continue to retain their economic interests and shareholder’s rights until the PRC administrative procedures were completed.

The Restructuring had been substantially completed as of March 31, 2021, pending Atour Lifestyle’s issuance of its ordinary shares upon the completion of certain PRC foreign exchange regulatory procedures by the warrant holders. For financial reporting purposes, the amounts related to the ordinary shares of the Company underlying the warrants including their preferential rights where applicable were reported accordingly as of March 31, 2021 and the effect was retrospectively adjusted in the consolidated financial statements.

Accordingly, the legal capital of the Company is presented based on the exchange ratio (on a one-to-one basis) and reflects the number of shares of the legal parent (Atour Lifestyle) issued in the reverse recapitalization in the consolidated financial statements.

In addition to the Restructuring, the Company also effected several other equity transactions after March 2021 which are not considered to be a part of the Restructuring, but are the results of separate negotiations with the shareholders.  The effects of these transactions are presented and reflected prospectively, from the respective dates of the transactions, as further described below:

1)  Termination of the preference rights of certain Equityholders in April 2021

Pursuant to a reorganization framework agreement entered into by Atour Shanghai and its Equityholders in February 2021, the preference rights (including redemption rights and liquidation preference rights) granted to certain Equityholders of Atour Shanghai prior to the Restructuring remain unchanged during the Restructuring. The preference rights are terminated upon the Company’s submission of a qualified IPO application.

The termination of the preference rights occurred upon the Company’s submission of the Draft Registration Statement on April 8, 2021 and was not affected by whether the underlying ordinary shares had been issued at the Company’s level.  The termination results in the reclassification of the amounts of redeemable Series B and C shares from mezzanine equity to permanent equity and the reclassification of the amounts of Series A shares to ordinary shares within permanent equity on April 8, 2021.

2)  Share repurchase in May 2021

The share repurchase transaction as described in the note 19(b) to the audited consolidated financial statements represents a separate transaction from the Restructuring and therefore is accounted for as a share repurchase in May 2021.

3)  Distribution to shareholders in May 2021

The cash distribution to certain shareholders as described in the note 19(c) to the audited consolidated financial statements occurred after the Restructuring was substantially completed. The transaction did not affect the equity interests issued by Atour Lifestyle to effect the Restructuring and therefore should not be retrospectively adjusted in the issued equity interests in the consolidated financial statements prior to the Restructuring.

2.              To the extent you conclude that your restructuring should not be retroactively reflected in the audited financial statements of Atour Lifestyle Holdings Limited, please address the following:

•                  Tell us how you concluded it was appropriate to label the audited December 31 financial statements included in your filing as those of Atour Lifestyle Holdings Limited as they appear to be the financial statements of Atour Shanghai prior to the restructuring.

The Company respectfully advises the Staff that, Atour Lifestyle became the ultimate holding company of Atour Shanghai in March 2021, which was covered in the interim period for which unaudited interim condensed consolidated financial statements have been presented.  Accordingly, the Company believes it is appropriate to account for the effects of the Restructuring in its consolidated financial statements included in the Registration Statement, including the audited consolidated financial statements on a retrospective basis. The consolidated financial statements are retrospectively adjusted to reflect the equity structure of Atour Lifestyle as described in the Company’s response to comment 1.

•                  Tell us how you determined you were not required to also provide separate audited financial statements of Atour Lifestyle Holdings Limited prior to the restructuring.

The Company respectfully advises the Staff that the Restructuring does not involve a business combination. As of March 31, 2021, Atour Lifestyle was the ultimate holding company of Atour Shanghai and the consolidated financial statements of Atour Lifestyle, or the Company, have been prepared as a continuation of the financial statements of Atour Shanghai, as explained above. As such, the Company considers that the separate financial statements of Atour Lifestyle prior to the Restructuring are not required.

•                  Explain to us how you concluded it was not necessary to provide a full pro forma balance sheet in accordance with Article 11 of Regulation S-X including footnotes explaining each adjustment made to the historical balance sheet to arrive at the pro forma amounts.

The Company respectfully advises the Staff that as described in its response to previous comment, the effects of the Restructuring have been fully reflected in the Company’s consolidated financial statements included in the Registration Statement. As such, the Company believes that it is not necessary to provide a full pro forma balance sheet in accordance with Article 11 of Regulation S-X to illustrate the effects of the Restructuring.  The Company has presented the unaudited balance sheet as of March 31, 2021 to illustrate the effects of the termination of the preference rights in April 2021 and the share repurchase and equity distributions in May 2021, all of which were not considered to be a part of the Restructuring.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 84

3.              We note in your response to prior comment 4 your statement that you have provided a balanced disclosure of the quantitative impact of the COVID-19 outbreak in China on pages 22, 23, and 83, taking into account the loss of guests and revenues applicable to hotels subject to governmental requisition. It appears that the metrics disclosed on these pages are consistent with those disclosed on page 85, which exclude the impact of requisitioned hotels. We continue to believe your disclosure should also include metrics for your entire system, including the impact of requisitioned hotels. Please revise to separately disclose occupancy, ADR, and RevPAR measures inclusive of requisitioned hotels everywhere you have disclosed the metrics exclusive of the requisitioned hotels.

To address the Staff’s comment, the Company has revised the disclosure on pages 19, 20, 90 and 91 of the Registration Statement by adding occupancy, ADR and RevPAR metrics inclusive of requisitioned hotels to provide a more balanced disclosure to investors.

Critical Accounting Policies and Estimates

Customer Loyalty Program, page 94

4.              We have considered your response to prior comment 5. Please revise your disclosure to include your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenues.

To address the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 of the Registration Statement to include the estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenues.

Related Party Transactions, page 178

5.              We note your response to prior comment 8. Please file the collaboration agreement as an exhibit or advise. See Item 8 of Form F-1.

To address the Staff’s comment, the Company is filing as Exhibit 10.4 to the Registration Statement a translated copy of its collaboration agreement with certain subsidiaries of Trip.com Group Ltd. entered into on January 1, 2018.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Ms. Rui Zhao, Chief Financial Officer
Atour Lifestyle Holdings Limited

Allen Wang, Esq.
Latham & Watkins LLP

Kevin Huang
Linda Gu
KPMG Huazhen LLP